Mail Stop 3561

August 27, 2008

Mr. Barry Hollander
Chief Executive Officer
Fastfunds Financial Corporation
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re:** **Fastfunds Financial Corporation**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed August 25, 2008**
> **File No. 000-33053**

Dear Mr. Hollander:

We have completed our review of your amended Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services